Exhibit 99.1

July 29, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for the Second Quarter of 2014

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 44.9% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its second quarter 2014 financial results, as published on July 29, 2014 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q2 RESULTS

Also announces 2.4% increase to the annualized dividend

Toronto, Ontario (July 29, 2014) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of well-located, high quality, urban retail-centered properties, announced today financial results for the three and six months ended June 30, 2014.

SIX MONTHS HIGHLIGHTS

	$ millions
	As at, and for the six months ended June 30		Year ended
	2014	2013	December 31, 2013
Total assets	$8,018	$7,532	$7,596
Enterprise value (1)	$7,894	$7,310	$7,319
Net debt to total assets (1)	43.1%	41.9%	42.9%
Net debt to enterprise value (1)	43.7%	42.8%	44.3%
Weighted term of fixed-rate debt (years) (1)	5.9	5.9	5.3
Property rental revenue	$326	$318
Net operating income (“NOI”) (1)	$202	$199

	in millions (except shares)		per share
Six months ended June 30	2014	2013	2014	2013
Net income attributable to common shareholders	$112.9	$125.9	$0.53	$0.60
Funds from Operations (“FFO”) (1)	$107.5	$106.2	$0.51	$0.51
FFO excluding other gains (losses) and (expenses)	$107.5	$105.7	$0.51	$0.51
Weighted average diluted shares for FFO (000s)	210,193	208,605
Adjusted Funds from Operations (“AFFO”) (1) (2)	$110.9	$112.0	$0.49	$0.50
AFFO excluding other gains (losses) and (expenses)	$110.3	$106.9	$0.49	$0.48
Weighted average diluted shares for AFFO (000s)	226,859	224,735

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

•	Invested $197 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 261,800 square feet of gross leasable area from acquisitions and development coming on line;

•	Acquired a 50% interest in one shopping centre, eight properties adjacent to existing shopping centres and two development land parcels, adding 206,800 square feet of gross leasable area and 2.8 acres of land for future development;

•	Disposed of one free standing building, one retail property and four land parcels for gross proceeds of $56.4 million and a reduction of gross leasable area of 131,000 square feet and 24.1 acres of land;

•	2.5% total same property NOI growth; 1.5% same property – stable NOI growth;

•	11.2% rate per square foot increase on 965,000 square feet of renewal leases;

•	Occupancy of same property – stable of 96.8% as compared to 96.1% at March 31, 2014 and 96.4% at June 30, 2013;

•	Total occupancy of 95.5% compared to 95.3% at March 31, 2014 and 95.2% at June 30, 2013;

•	Gross new leasing totalled 332,000 square feet including development and redevelopment coming on line; lease closures totalled 312,000 square feet and 46,000 square feet of closures for redevelopment;

•	Completed new leasing on existing space totalling 297,000 square feet at an average rate of $18.84 per square foot; lease rates on new development coming on line totalling 35,000 square feet at an average rate of $25.63 per square foot;

•	Average lease rate per occupied square foot increased by $0.17 from December 31, 2013 to $18.13 at June 30, 2014, including the effect of acquisitions and dispositions;

•	Weighted average debt maturity of 5.9 years at June 30, 2014 compared to 5.3 years at December 31, 2013 and 5.9 years at June 30, 2013.

QUARTER HIGHLIGHTS

	in millions (except shares)		per share
Three months ended June 30	2014	2013	2014	2013
Net income attributable to common shareholders	$77.7	$73.2	$0.36	$0.34
FFO (1)	$54.0	$53.3	$0.26	$0.26
FFO excluding other gains (losses) and (expenses)	$55.4	$53.8	$0.26	$0.26
Weighted average diluted shares for FFO (000s)	210,786	209,010
AFFO (1) (2)	$57.0	$57.7	$0.25	$0.26
AFFO excluding other gains (losses) and (expenses)	$56.8	$55.2	$0.25	$0.24
Weighted average diluted shares for AFFO (000s)	227,449	225,785		—

•	Invested $83 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 20,000 square feet of gross leasable area from development coming on line;

•	Acquired two properties adjacent to existing shopping centres and one development land parcel, adding 2.0 acres of land for future development;

•	Disposed of one retail property and three land parcels for gross proceeds of $52.4 million and a reduction of gross leasable area of 104,200 square feet and 23.9 acres of land;

•	2.7% total same property NOI growth; 2.2% same property – stable NOI growth;

•	Gross new leasing totalled 190,000 square feet including development and redevelopment coming on line; lease closures totalled 145,000 square feet, and 18,000 square feet of closures for redevelopments;

•	Completed new leasing on existing space totalling 170,000 square feet at an average rate of $18.37 per square foot; lease rates on new development coming on line totalling 20,000 square feet at an average rate of $28.53 per square foot.

“We are pleased with the progress of our development activities and during the quarter we continued our capital recycling and refinancing activity with a long term bias” said Dori J. Segal, President and CEO. “Our CFO transition is nearly complete – thank you so much Karen and welcome Kay.”

NET INCOME

	Three months ended June 30		Six months ended June 30
($ millions, except per share amounts)	2014	2013	2014	2013
Net income attributable to common shareholders	$77.7	$73.2	$112.9	$125.9
Net income per share attributable to common shareholders (diluted)	$0.36	$0.34	$0.53	$0.60

Net income attributable to common shareholders for the three months ended June 30, 2014 was $77.7 million or $0.36 per share (diluted) compared to $73.2 million or $0.34 per share (diluted) for the three months ended June 30, 2013. Net income attributable to common shareholders for the six months ended June 30, 2014 was $112.9 million or $0.53 per share (diluted) compared to $125.9 million or $0.60 per share (diluted) for the six months ended June 30, 2013.

For the three months ended June 30, 2014, the increase in net income as compared to the same prior year period is primarily due to a $1.6 million increase in fair value gain on investment properties and the related increase in deferred income taxes, as well as an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth.

For the six months ended June 30, 2014, the decrease in net income as compared to the same prior year period is primarily due to a $20.3 million decrease in fair value gain on investment properties and the related reduction in deferred income taxes, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth.

FFO AND AFFO

FFO is considered a meaningful additional financial measure of operating performance, as it excludes fair value gains and losses on investment properties. FFO also adjusts for certain items included in net income that may not be the most appropriate determinants of the long-term operating performance of the Company including certain cash and non-cash gains and losses, incremental leasing costs, property taxes reflected ratably, as well as adjustments to non-controlling interest to reflect FFO attributable to the Company, and provides a perspective on the financial performance that is not immediately apparent from net income determined in accordance with IFRS. The weighted average number of diluted shares outstanding for FFO is calculated assuming conversion of only those convertible debentures outstanding that would have a dilutive effect upon conversion, at the holders’ contractual conversion price.

FFO for the three months ended June 30, 2014 totalled $54.0 million or $0.26 per share (diluted) compared to $53.3 million or $0.26 per share (diluted) in the same prior year period. FFO for the six months ended June 30, 2014 totalled $107.5 million or $0.51 per share (diluted) compared to $106.2 million or $0.51 per share (diluted) in the same prior year period. The increase in FFO is primarily due to the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line, same property NOI growth and increased interest and other income, partially offset by the larger loss in other gains (losses) and (expenses).

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, same property capital expenditures and leasing costs for maintaining shopping centre infrastructures, certain other gains or losses, and adjustments to non-controlling interest to reflect AFFO attributable to the Company. Residential inventory pre-sale costs are recognized in AFFO when the Company recognizes revenue from the sale of residential units. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures, calculated using the holders’ contractual conversion price.

AFFO for the three months ended June 30, 2014 totalled $57.0 million or $0.25 per share (diluted) compared to $57.7 million or $0.26 per share (diluted) in the same prior year period. AFFO included $0.2 million of other net gains in the quarter compared to $2.5 million of other net gains in the same prior year period. AFFO for the six months ended June 30, 2014 totalled $110.9 million or $0.49 per share (diluted) compared to $112.0 million or $0.50 per share (diluted) in the same prior year period. AFFO included $0.6 million of other net gains in the period compared to $5.0 million of other net gains in the same prior year period.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in the Company’s MD&A released today for further information.

Property rental revenue, NOI, FFO and AFFO disclosed in this press release, include the Company’s proportionate interest of its investments in joint venture presented using the equity method in the interim consolidated financial statements.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities during the six months ended June 30, 2014:

•	Issued $150 million principal amount of 4.32% senior unsecured debentures, Series S, maturing July 31, 2025, in the quarter, bringing the total unsecured debentures issued in the year to $450 million;

•	Closed a $45 million three-year secured revolving credit facility for Main and Main Developments. Borrowings under the facility are priced at BA + 1.50% or the bank’s prime rate;

•	Prepaid or repaid year-to-date $110 million of mortgages payable with a weighted average interest rate of 5.69%. Related prepayment penalties totalled $0.3 million;

•	Completed an expansion and extension of its senior unsecured revolving credit facility with a syndicate of nine banks, extending the maturity to June 30, 2017. The availability on the facility was expanded from $600 million to $700 million and was priced at BA + 1.20% or Prime rate + 0.20%;

•	Weighted average debt maturity of 5.9 years at June 30, 2014 compared to 5.3 years at December 31, 2013 and 5.9 years at June 30, 2013;

•	Weighted average interest rate on fixed-rate debt and senior unsecured debentures of 5.01% compared to 5.09% at December 31, 2013 and 5.13% at June 30, 2013;

•	Unencumbered assets totalled $4.8 billion at June 30, 2014 representing 60% of total assets.

In addition, on July 14, 2014, the Company issued an additional $60 million of Series S senior unsecured debentures, for a total of $210.0 million principal amount outstanding under this series, and redeemed $50 million outstanding Series F senior unsecured debentures. The prepayment premium for this redemption was $0.6 million. The remaining $50 million outstanding principal amount of Series F senior unsecured debentures will be redeemed in full on August 7, 2014.

2014 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

(per share amounts, except for projected FFO, AFFO and shares outstanding)	2014 Guidance as at Q2		2014 Guidance as at Q1		Variance
	Low	High	Low	High	Low	High
Net income attributable to common shareholders ($ millions)	$192.2	$195.4	$155.7	$157.8	$36.5	$37.6
Projected net income per share (using weighted average FFO shares outstanding)	$0.91	$0.93	$0.74	$0.75	$0.17	$0.18
Adjustments:
Projected fair value increase, deferred income taxes, other gains and losses	$0.13	$0.13	$0.31	$0.32	($0.18)	($0.19)
Projected FFO per share (1)	$1.04	$1.06	$1.05	$1.07	($0.01)	($0.01)
Projected FFO excluding other gains (losses) and (expenses) per share (1)	$1.04	$1.06	$1.05	$1.07	($0.01)	($0.01)
Projected FFO ($ millions) (1)	$219.2	$223.3	$221.4	$224.4	$(2.2)	$(1.1)
Projected weighted average shares outstanding (in millions) for FFO share calculations	211.1		210.6		0.5
Projected FFO ($ millions)	$219.2	$223.3	$221.4	$224.4	$(2.2)	$(1.1)
Projected weighted average shares outstanding (in millions) for AFFO share calculations (including conversion of convertible debentures)	227.8		227.3		0.5
Projected FFO per share (using weighted average AFFO shares outstanding)	$0.96	$0.98	$0.97	$0.99	$(0.01)	$(0.01)
Adjustments:
Projected revenue sustaining capital expenditures (2)	$(0.07)	$(0.07)	$(0.07)	$(0.07)	$—	$—
Projected non-cash items, net	$0.09	$0.09	$0.09	$0.09	$—	$—
Projected AFFO per share (1)	$0.98	$1.00	$0.99	$1.01	($0.01)	($0.01)
Projected AFFO excluding other gains (losses) and (expenses) per share (1)	$0.98	$1.00	$0.99	$1.01	$(0.01)	$(0.01)
Projected AFFO ($ millions)	$223.2	$227.8	$226.2	$229.2	($3.9)	($3.5)

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

The variance in projected diluted net income per share from Q1 guidance to Q2 guidance includes the change in the other gains (losses) and (expenses) due to losses on prepayments of debt, an expense for transition services and protective rights agreement not previously forecasted, excess liquidity on the balance sheet due to actual versus planned timing of financing activities, and changes in the timing of leasing assumptions, partially offset by changes in the timing of dispositions, and the actual increase in the value of investment properties recorded in the quarter and associated deferred income taxes. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO. AFFO also excludes the above noted changes to other gains (losses) and (expenses).

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and cost of capital raised, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, FFO and AFFO are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2014 guidance (as of Q2 2014) is based on the results for the first half of the year and the following key assumptions:

•	Total same property NOI growth of 2.5% to 3.5%;

•	Development, redevelopment and expansion coming on line (space is turned over to tenants for fixturing) of 260,000 to 280,000 square feet with approximate invested cost of $115 to $135 million, including amounts that have come on line year-to-date;

•	Income-producing acquisitions totalling approximately $150 million for the year assuming no accretion, including acquisitions of $37 million completed through June 30, 2014;

•	Dispositions of approximately $150 to $200 million in total of investment properties, including certain land parcels and dispositions of $56 million completed through June 30, 2014;

•	Revenue sustaining capital expenditures on same properties are expected to be approximately $0.84 per square foot on average, on the same property portfolio, consistent with prior quarter guidance;

•	No assumption for new equity capital; leverage assumption is +/- 50bps on average during the year;

•	Corporate expenses and abandoned transaction costs are expected to be consistent, in the aggregate, with the prior year.

Readers should refer to the section titled “Forward-Looking Statements Advisory” for important information regarding the risks and uncertainties associated with the Company’s guidance.

For further information on Management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section in the MD&A for the three and six months ended June 30, 2014.

SUBSEQUENT EVENT

Dividend

The Company announced that it will pay a third quarter dividend of $0.215 per common share on October 7, 2014 to shareholders of record on September 26, 2014. On an annualized basis, this represents a 2.4% increase of the Company’s dividend from $0.84 to $0.86 per common share.

PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON SEPTEMBER 30, 2014 IN SHARES

Consistent with past practice and its stated intention, First Capital Realty will pay the interest due on September 30, 2014 to holders of its 5.70% convertible unsecured subordinated debentures due June 30, 2017 (FCR.DB.D), to holders of its 5.40% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.E), to holders of its 5.25% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.F), to holders of its 5.25% convertible unsecured subordinated debentures due March 31, 2018 (FCR.DB.G), to holders of its 4.95% convertible unsecured subordinated debentures due March 31, 2017 (FCR.DB.H), to holders of its 4.75% convertible unsecured subordinated debentures due July 31, 2019 (FCR.DB.I) and to holders of its 4.45% convertible unsecured subordinated debentures due February 28, 2020 (FCR.DB.J) by the issuance of common shares on September 30, 2014. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on September 23, 2014. The aggregate interest payment is approximately $9.97 million, plus any accrued and unpaid interest on any such debentures which are converted on or before September 23, 2014.

It is the current intention of First Capital Realty to continue to satisfy its obligations to pay principal and interest on its convertible unsecured subordinated debentures by the issuance of common shares.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three and six months ended June 30, 2014 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s second quarter results on Tuesday, July 29, 2014 at 2.00 p.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-696-5910 or at 416-340-2217 with access code 8880183. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through August 12, 2014 and can be accessed by dialing 905-694-9451 or toll free 800-408-3053 with access code 7707999.

Webcast:

To access the audio webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of well-located, high quality urban retail-centered properties where people live and shop for everyday life. The Company currently owns interests in 164 properties, totalling approximately 24.5 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including but not limited to NOI, FFO, AFFO, net debt and enterprise value. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and six months ended June 30, 2014, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2014 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2014 Guidance” section of this press release also include that consumer demand will remain stable and demographic trends will continue.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2013 and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of a new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; residential development, sales and leasing; compliance with financial covenants; changes in governmental regulation; environmental liability and compliance costs; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; risks in joint ventures; matters associated with significant shareholders; geographic concentration of assets; investments subject to credit and market risk; loss of key personnel; and the ability of health care tenants to maintain licenses, certifications and accreditations.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR